Via Facsimile and U.S. Mail
Mail Stop 6010

October 26, 2006

Peter L. Scavetta
Vice President, Finance
Hub International Limited
55 East Jackson Boulevard
Chicago, IL 60604

**Re:     Hub International Limited**
**        Form 10-K for the Fiscal Year Ended December 31, 2005**
**        Filed March 13, 2006**
**        File Number:  001-31310**

Dear Mr. Scavetta:

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief